March 24, 2010

VIA EDGAR
Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3030
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	IsoRay, Inc.
Form 10-K for the Fiscal Year ended June 30, 2009
Form 10-Q for the Fiscal Quarter ended September 30, 2009
File No. 001-33407

Dear Mr. Jaramillo:

This letter has been prepared in response to your request for IsoRay, Inc. ("IsoRay" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your January 26, 2010 letter to the undersigned (the "Comment Letter") concerning the above-referenced Exchange Act filings of the Company.

Concurrent with the filing of this letter via EDGAR, the Company is filing an amendment to its Form 10-Q for the fiscal quarter ended September 30, 2009 (the "Amendment"), which responds to your comments in the Comment Letter as indicated below.

Form 10-K for the Fiscal Year ended June 30, 2009

Item 9A – Controls and Procedures, page 46

Disclosure controls and procedures, page 46

COMMENT 1:
We note the disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective "in timely alerting them to material information required to be included in the Company's periodic reports filed with the SEC under the Exchange Act."  The language that is currently included after the word effective does not encompass the definition of disclosure controls and procedures as prescribed by Exchange Act Rules 13a-15(e) and 15d-15(e).  Please remove this language in your future filings or revise the disclosure in those filings so that the language that appears after the word effective is consistent with the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) and 15d-15(e).  Please also apply this comment to all your future Form 10-Q and Form 10-K filings, including any future amendments.

RESPONSE:
Our future Form 10-Q and 10-K filings will either remove the requested language or contain the requested revision to make the language consistent with the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) and 15d-15(e).  We have also made the requested revision in the Amendment.

Form 10-Q for the Fiscal Quarter ended September 30, 2009

Exhibit 31.1 and 31.2

COMMENT 2:
We note that you present management's report on internal control over financial reporting on page 47 of the Form 10-K as required by Item 308T of Regulation S-K.  As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company.  Please refer to Item 601(b)(31) of Regulation S-K and file an amendment to your Form 10-Q that includes corrected and newly dated certifications.  You may provide an abbreviated amendment for the Form 10-Q that consists of a cover page, explanatory note, signature page and the certifications that comply with Item 601(b)(31) of Regulation S-K.

RESPONSE:	We are filing the Amendment, which contains the corrected certifications, concurrent with the filing of this response letter.

COMMENT 3:
We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, including any amendments, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.  Refer to Item 601(31) of Regulation S-K.

RESPONSE:	We have included this revision in the Amendment and will also include it in future filings.

In connection with our response to your inquiry, IsoRay acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (509) 375-1202.

Very truly yours,

/s/ Brien Ragle

Brien Ragle
Controller, IsoRay, Inc.

CC:       Stephen R. Boatwright, Esq.
(via fax – 602-248-2822)